Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Registration No.: 333-120300
Commission File No. 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

Merrill Lynch Health Services Conference December 1, 2004

Safe Harbor And Other Legal Statements Certain statements herein are forward-looking. Certain risks and uncertainties, including those in the Company's filings with the SEC, including its Form 10-K, may materially impact those statements and could cause actual future results to differ materially from those discussed. This is not a solicitation of a proxy from any First Health stockholder. Coventry and First Health filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus/proxy statement and other documents for the First Health stockholders' meeting to consider the merger. The Form S-4 and proxy statement/prospectus contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement/prospectus and other documents filed with the SEC in connection with the merger carefully before they make any decision on the merger. The Form S-4, proxy statement/prospectus, and all other documents filed with the SEC are available free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the merger are available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the merger are available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health's stockholders. Information concerning Coventry's directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual stockholders' meeting. Information concerning First Health's directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual stockholders' meeting. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC's website.

Agenda Health plan business on track Why First Health? First Health overview Strategic opportunities Transaction summary How to follow our progress

Coventry On Track

Coventry On Track 2004 EPS growth of 34% Stable margin outlook for 2005 in guidance Continued pricing discipline Price to cost, not competition Stable, predictable cost trends Continuing SGA leverage Strong balance sheet and cash flows

Organic Growth: Not A Straight Line 1999 2000 2001 2002 2003 04 YTD -9 107 -8.6 51 157 75 2.8% 7.7% 7.3% (0.5%) (0.7%) (000s) 2.6% CAGR = 4.1%

Coventry Growth 1% - 3% organic membership growth for 2005 Q1 2005 will be negative due to previously announced loss of State Of Missouri and BJC Opportunities HSA products in all markets effective 1/1/05 Individual products in Pennsylvania and Missouri Service area expansion of 80 counties, an 11% increase in counties served Retention stable Low cost structure wins in the long term

Coventry 2005 Guidance Risk Revenues: $5.90B - $6.00B Management Services: $100.0M - $105.0M MLR: 80.5% - 81.5% SG&A: $660.0M - $670.0M D&A: $20.0M - $21.0M Investment Income: $43.0M - $45.0M Interest Expense: $14.5M - $14.8M Tax Rate: 35.8% - 36.2% Diluted Share Count: 90.5M - 91.5M Diluted EPS: $4.13 - $4.17 Approximately 13% without acquisitions / share buyback

Why First Health?

Acquisition Rationale Diverse client / revenue base Largely non-risk business Group Health, Workers' Compensation, State Medicaid Growth - new products Especially Workers' Compensation and State Medicaid National presence - new markets Meaningful revenue and expense synergies

Fits CVH Acquisition Model Logical extension of a business we understand Revenue / expense synergies drive short-term improvement Long-term growth opportunities Acquired at the right price Accretive immediately before synergies

A Business We Understand A Business We Understand A Business We Understand

Acquisition & Integration Experience Management team experience at creating value via acquisitions Successful integration of 14 acquisitions since 1999 Experience with transformational transactions - Principal Health Care Experience with the MetLife / Travelers merger in 1995 FHCC team Know the businesses Significant experience Bench strength

First Health Overview

First Health Overview Full service, managed care company Managed care administration National provider network Back office services National provider network All 50 states 450,000 physicians and 4,300 hospitals Ancillary providers / facilities Substantially ASO business model Unregulated cash flows Nominal insurance risk High margins Diversified revenue / earnings stream Group health (3 segments) Workers' compensation Public sector

First Health Historical Revenues (in millions) '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04E Revenues 63 101 134 158 187 214 247 389 503 458 506 593 760 890 890 10 FIRST HEALTH Acquisition Mail Handlers Administration CCN Acquisition '04 Estimated range

FHCC 2004 Quarterly Income Statement

2004 Opportunities and Issues Expanding Workers' Compensation market place Expanding Public Sector opportunities and margins The Mail Handlers benefit plan Highly competitive Corporate sector

Leading Sector Franchises Market leader in Workers' Compensation Market leader in Public Sector / Medicaid PBM #3 in Public Sector / Medicaid Fiscal Agent #2 in FEHB #2 in Carrier / TPA #5 in Corporate

2005 Outlook Workers' Compensation and Public Sector expected to be up in the high teens to mid-20% range Corporate and carrier/TPA expected to be flat FEHB well-planned for 2005 - enrollment visibility in late February 2005

Strategic Opportunities

First Health PPO Network Integrate CVH / FHCC networks 12% overlap with CVH health plans Increase local contracting focus Workers' Compensation Expanding opportunity driven by regulatory reform Medicaid Expand opportunities in many states Mail Handlers 2005 - stabilize membership 2006 - more competitive products to modestly grow

Coventry Multi-site capability Existing CVH customers New sales opportunities Increase new product offerings National PPO Workers' Compensation managed care State Medicaid managed care - non-risk Build additional local health plans Leverage First Health spend in selected markets to build local health plans

Transaction Summary

Transaction Summary Depends on success of tender offer for First Health options Offer Per FHCC Share: $9.375 in cash and 0.1791 in CVH shares Offer Price: $18.70 per First health share Consideration: 50% stock, 50% cash Pro Forma Diluted Ownership: 84%-85% CVH; 15%-16% FHCC Expected Closing: 1st quarter 2005 Required Approvals: FHCC shareholders; Hart-Scott-Rodino and other regulatory; CVH shareholders (1)

Transaction Summary Achievable Synergies Synergies will be realized from both companies Total 2003 pro forma SGA per S-4 of $1.1 billion Year 1 synergies $25m or 2.2% of total SG&A Corporate and overhead $20 million Vendor contract savings $5 million Year 2: $50m or 4.2% of total SG&A Year 3: $100m or 8.0% of total SG&A

How To Tell We Are On Track

How To Measure Our Progress Clarity of leadership Hit our numbers Expense synergies realized Growth in CVH segment New markets Network consolidation CVH markets Other markets FHCC growth Mail Handlers stable Renewed corporate growth Continued success in Workers' Compensation and Public Sector

Summary CVH core health plan business right on track Opportunity to acquire related businesses we understand Resources to manage exist within Significantly accretive immediately Financially prudent transaction structure Adds management depth Companies stronger together than separately in tomorrow's world

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.